UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [ x ] Form 20-F    [           ] Form 11-K
[           ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: March 31, 2026

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GREENPOWER MOTOR COMPANY INC.
Full Name of Registrant

N/A
Former Name if Applicable

#240 - 209 Carrall Street
Address of Principal Executive Office (Street and Number)

Vancouver, British Columbia, Canada, V6B 2J2
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

GreenPower Motor Company inc. (the "Company") is unable to file its Annual Report on Form 20-F (the "Form 20-F") for the fiscal year ended March 31, 2026 ("Fiscal 2026") by July 31, 2026, the original due date for such filing, without unreasonable effort or expense due to the circumstances described below.

On June 30, 2026 the Company completed a series of issuances of several classes of securities of the Company, including the issuance of common shares, Series A preferred shares, and Series B preferred shares. The preparation, execution, financial reporting, and subsequent filings required for these transactions required substantial time for the Company's senior management to complete.

In addition, fiscal 2026 is the first year in which the Company’s financial statements have been audited by its current independent registered public accounting firm. As a result, the review of the Company’s 20-F and related procedures and concurrent filings requires the Company to respond to comments from both its current and former independent registered public accounting firm, which requires additional time.

The Company is working diligently to complete the Form 20-F as quickly as possible and currently expects to file its Annual Report on Form 20-F within the extension period prescribed by Rule 12b-25.

The Company currently does not expect that the delay will result in any changes with revenue of $16,388,579, gross profit of $9,215,103, loss from operations of $3,995,442 and loss of $5,476,778 for the year ended March 31, 2026, or for any prior period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Sieffert	(604)	563-4144
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[           ] Yes [ x ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GREENPOWER MOTOR COMPANY INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2026	By:	/s/ Michael Sieffert
Michael Sieffert
	Title:	Chief Financial Officer